May 18, 2016

Dear Fellow Chevron Shareowner:

Support Proposal #7 Requesting Climate Change Risk Reporting

We are writing to ask that fellow shareowners support Proposal #7 at Chevron. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement, under which close to 200 governments, including the United States and China, which will transform the energy industry. Climate change poses risks and opportunities – a sentiment shared by close to 200 world leaders who signed the Paris Agreement and agreed to a transition plan to limit global warming which will transform the fossil fuel industry. Prudent, long-term investors now need risk reporting to align with the new global agenda.

CalPERS is the largest public pension fund in the United States with $3011 billion in total assets under management and long-term owner of approximately 6,167,000 shares in Chevron Corporation. CalPERS will be voting FOR shareowner proposal #72, which requests Chevron to disclose climate risk analysis, at the company’s May 25, 2016 annual meeting of shareowners.

➢	Proposal #7 requests a report on the impacts of climate change policy consistent with the targets defined in The Paris Agreement. Reasons to support proposal #7 include:
-	The report will better enable investors to assess Chevron’s long-term strategy and risk.
-	Global financial regulators are calling for disclosure of climate change risks.
-	Leading energy companies support meaningful climate change risk reporting.

➢	Independent Proxy Advisors: ISS and Glass Lewis have similarly recommended that investors vote FOR Proposal #7 at the Chevron annual meeting on May 25, 2016.

Climate Change Reporting – Request for an Assessment of the Company’s Portfolio Risks

We believe investors would benefit from a report which assesses Chevron’s oil and gas reserves under a scenario consistent with the global emissions reduction target defined in The Paris Agreement, which is also in line with the International Energy Agency’s 450 Scenario.  Specifically, the proponents are looking for Chevron to “outline impacts of fluctuating demand and price scenarios on the company’s existing reserves and resource portfolio—including the International Energy Agency’s ‘450 Scenario’, which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.”

In its opposition statement to Proposal #7, the Board asserts that its current disclosures and processes adequately address the proposal request, and would potentially put the firm at a competitive disadvantage. In its response to this and other proposals, Chevron also notes it is “a capable and efficient producer, well positioned to compete in any supply-and-demand scenario”. We believe this statement implies that Chevron has undertaken analysis of how it would fare under the Paris Agreement’s 2-degree goal and related mechanism to ratchet country commitments down to meet that goal at regular intervals. As long-term owners, we would like to see that analysis.

1CalPERS total assets under management at fiscal year ending June 30, 2015.

2 Filed by proponents Hermes EOS and Wespath Investment Management.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Chevron Corp.

Financial Regulators Call for Disclosure of Climate-Related Risks, Including Scenario Analysis

Climate change poses financial risks, and investors need better disclosure to understand and price those risks – the Financial Stability Board (FSB), representing the world’s central banks, has been mandated by G-20 leaders to develop new climate-related financial risk disclosures. FSB Chair Mark Carney has argued, “Inadequate information on risk exposures can lead to a mispricing of assets and/or misallocation of investment and can potentially give rise to concerns about financial stability, since markets can be vulnerable to abrupt corrections.”3 In its “Phase 1 Report of the Task Force on Climate-Related Financial Disclosures,” presented to the FSB on March 31, 2016, the Task Force recommends that, “When appropriate, meaningful and relevant disclosures should be supplemented by sensitivity or scenario analysis” (emphasis added).4

Leading Energy Companies Support Shareowner Requests for Risk Reporting on Climate Change

We applaud BP, Royal Dutch Shell, Statoil, Rio Tinto, Anglo-American, and Suncor, which have supported shareowner requests for climate risk reporting.

The request for Climate Risk Reporting at Chevron Corp. has been built on a history of engagement by shareowners. In September 2013, CERES launched the Carbon Asset Risk Initiative (CAR) with a group of 75 investors, including CalPERS, requesting Chevron Corp. and other companies to review and provide reporting related to climate change risk. Shareowners have continued to engage Chevron and the other leading energy companies on this topic since the initiative’s inception.

Vote FOR Climate Risk Reporting Proposal #7

Should you have any questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Anne Simpson
Investment Director, CalPERS

3 Mark Carney, “Breaking the tragedy of the horizon—climate change and financial stability,” (speech, Lloyd’s, London), September 29, 2015.
4 Phase 1 report is available at https://www.fsb-tcfd.org/wp-content/uploads/2016/03/Phase_I_Report_v15.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Chevron Corp.